EXHIBIT 99.3

English language translation of the convening notice published in a Dutch national newspaper.

"Shareholders of Prosensa Holding N.V. are invited to attend the extraordinary general meeting which will be held on 20 August, 2014, 14:00 hours CET at the offices of Prosensa Holding N.V., J.H. Oortweg 21, Leiden, The Netherlands. The record date for the meeting is 23 July, 2014. The agenda and other related documents and information regarding the procedure for attending the meeting are available for inspection at the address mentioned above and at www.prosensa.com."